July 9, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tonix Pharmaceuticals Holding Corp. Registration Statement on Form S-1 (File No. 333-232195)

Ladies and Gentlemen:

As the underwriter of the proposed offering of Tonix Pharmaceuticals Holding Corp. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m., Eastern Standard Time, on July 11, 2019, or as soon thereafter as is practicable.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ David W. Boral
	Name:	David W. Boral
	Title:	Co- Head of Investment Banking

By:	/s/ Joseph T. Rallo
	Name: Title:	Joseph T. Rallo Co-Head of Investment Banking